September 20, 2024

Chaim Lebovits
Chief Executive Officer
Brainstorm Cell Therapeutics, Inc.
1325 Avenue of Americas, 28th Floor
New York, NY 10019

       Re: Brainstorm Cell Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 17, 2024
           File No. 333-282172
Dear Chaim Lebovits:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Risk Factors, page 4

1. Please revise the Risk Factors section of this Form S-3 to discuss the risk that the company may fail to regain compliance with the continued listing requirements of
       Nasdaq, which may result in the company's common stock being delisted and negatively impact the price and liquidity of the company's common stock. We note this risk is discussed in the company's Form 10-Q for the quarterly period ended June 30, 2024, filed on August 14, 2024.
 September 20, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Faith Charles, Esq.